

June 28, 2017

VIA E-MAIL

Darin Smith, Esq.
Lead Director and Associate General Counsel
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, NY 10104

Re: Separate Account A of AXA Equitable Life Insurance Company
       Initial Registration Statement on Form N-4
       File Nos. 333-218513; 811-01705

Dear Mr. Smith:

        On June 5, 2017, you filed the above-referenced initial registration statement on Form N-4 on behalf of AXA Equitable Life Insurance Company (the "Company") and its separate account. Based on our review, we have the following comments.[1]

General

1. Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

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[1] Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.

PROSPECTUS

Cover Page

3. On the cover page of the prospectus, please provide clear disclosure relating to the following:

   a. The purpose of the certificate (*i.e.*, to provide a guaranteed lifetime withdrawal benefit);

   b. The fact that the Personal Income Benefit provides a guarantee that may never come into effect (*i.e.* withdrawals taken while account value is greater than zero are withdrawals of the participant's own money, and the chance of outliving account value and receiving lifetime payments from the Company may be minimal);

   c. The investment options under the certificate have been chosen to minimize the risk that the account value will be reduced to zero before the participant's death, thereby requiring the Company to make lifetime payments from its general account;

   d. Factors that may make the purchase of a certificate unsuitable (*e.g.*, the participant does not intend to take withdrawals prior to annuitization, intends to take withdrawals prior to age 65, intends to take withdrawals that exceed the Guaranteed Annual Withdrawal Amount, etc.); and

   e. Withdrawals taken before Guaranteed Annual Withdrawal Amount payments begin and withdrawals taken that exceed the Guaranteed Annual Withdrawal Amount may significantly reduce or eliminate the value of the Personal Income Benefit.

4. Please clarify throughout the prospectus whether there is one Trust or multiple Trusts underlying the contract.

AXA Retirement 360 Personal Income Benefit Group Annuity Contract at a Glance - Key Features (pp. 8-9)

5. Personal Income Benefit.

   a. Please state that the Personal Income Benefit guarantees up to the Guaranteed Annual Withdrawal Amount *each participation year.*

   b. Please clarify that withdrawals will continue even if the account value falls to zero unless the reduction is caused by a withdrawal that exceeds the Guaranteed Annual Withdrawal Amount (*i.e.*, Excess Withdrawal) <u>or</u> a withdrawal taken before the participant has elected to begin receiving Guaranteed Annual Withdrawal Amount payments (*i.e.*, an Early Withdrawal).

c. When stating here and throughout the prospectus that Early and Excess Withdrawals may significantly reduce or eliminate the value of the Personal Income Benefit, please make clear that the "elimination" of the Personal Income Benefit means termination of the certificate.

d. Please disclose that the Personal Income Benefit provides a guarantee that may never come into effect.

6. <u>Contribution Amounts.</u> Please disclose the potential impact to the Personal Income Benefit of the Company's ability to restrict contributions (*e.g.*, a participant will not be able to increase account value or the Guaranteed Annual Withdrawal Amount through contributions). Please also disclose that contributions are not permitted after a participant elects to take Guaranteed Annual Withdrawal Amount payments.

7. <u>Access to Your Money</u>. When describing the participant's access to account value, please clarify what is meant by "periodic withdrawal option" as this phrase is not used elsewhere in the prospectus. Further, please disclose that withdrawals may significantly reduce or eliminate the value of the Personal Income Benefit.

Fee Table (p. 10)

8. To avoid investor confusion, please revise the paragraph preceding the first table to clarify that the fees and expenses described therein apply at the time the participant makes certain transfers or rollovers or requests special services (*i.e.*, there are no fees or expenses associated with withdrawals, surrendering the certificate, or purchasing an annuity payout option). Additionally, please remove the statement that charges for certain features shown in the fee table are mutually exclusive.

9. Please reconcile footnote 5 to the table, which states that a pro rata portion of the Personal Income Benefit charge will be deducted if, among other things, the certificate is annuitized, with the disclosure on page 28 of the prospectus, which states that a pro rata portion of the charge will be deducted if, among other things, the entire account value is withdrawn through an Early or Excess Withdrawal.

Fee Table - Examples (p. 11)

10. Please clarify in the first paragraph of the expense example the phrase "underlying portfolio," particularly in relation to terms used elsewhere in the prospectus (*e.g.,* "portfolio," "underlying Trust," and the defined term "underlying portfolio" on page 29 of the prospectus). Further, please refer to "the Trust" rather than "each Trust" to avoid investor confusion.

11. In the narrative immediately preceding the expense example, please clarify what is meant by "other than the charge for the Personal Income Benefit." Please disclose that the maximum Personal Income Benefit charge is reflected in the expense example.

12. Please remove the second expense example, and clarify that the expenses in the example apply whether or not a participant surrenders the certificate at the end of the period. *See* Instruction 21(h) to Item 3 of Form N-4.

Contract Features and Benefits – How You Can Contribute to Your Certificate (p. 12)

13. In the second paragraph, please clarify whether "transfers" refers to transfers among the investment options.

14. Page 8 of the prospectus states that the Company may restrict contributions totaling $2,500,000. Please describe this limitation when discussing how a participant can contribute to the certificate.

Contract Features and Benefits – Portfolios of the Trust (pp. 14-15)

15. When discussing the AXA volatility management strategy in the seventh paragraph, please use terminology that is consistent with the rest of the prospectus (*e.g.*, "account value" rather than "Personal Income Benefit account value" and "Total account value;" "Personal Income Benefit" rather than "guaranteed benefit(s)," etc.). Please remove references to investment option restrictions.

Contract Features and Benefits – Personal Income Benefit – Introduction (p. 16)

16. When stating in the first paragraph that withdrawals may begin at age 59 ½, please make clear that withdrawals taken between ages 59 ½ and 65 will result in a reduced Guaranteed Annual Withdrawal Amount.

17. When describing the Personal Income Benefit Charge in the third paragraph, please disclose the circumstances under which a pro rata portion of the charge will be deducted on a date other than the participation date anniversary.

18. In the fourth paragraph, please revise the statement to include Early Withdrawals (*i.e.*, a participant should also consider not purchasing the certificate if Early Withdrawals may be taken).

19. Please disclose that the Personal Income Benefit provides a guarantee that may never come into effect.

Contract Features and Benefits – Personal Income Benefit – Determining Your Guaranteed Annual Withdrawal Amount (p. 16)

20. Please describe when and how frequently the Guaranteed Annual Withdrawal Amount is calculated (*e.g.*, upon receipt of a contribution, when an Early or Excess Withdrawal request is received, on the participation date anniversary).

21. Please disclose that the Guaranteed Annual Withdrawal Amount is decreased on a pro rata basis due to Early and Excess Withdrawals.

22. The prospectus states that once Guaranteed Annual Withdrawal Amount payments begin, the Guaranteed Annual Withdrawal Amount will never decrease (as long as there are no Early or Excess Withdrawals) and may increase as the result of a Ratchet increase of the Ratchet Base. If these statements are also true with respect to the period prior to when Guaranteed Annual Withdrawal Amount payments begin, then please revise the disclosure accordingly. If there are any differences in the calculation of the Guaranteed Annual Withdrawal Amount before and after payments begin, other than with regard to restricting contributions, then please clearly describe those differences.

Contract Features and Benefits – Personal Income Benefit – The Guaranteed Withdrawal Rate and Guaranteed Withdrawal Overage Rate (pp. 16-17)

23. The Guaranteed Withdrawal Rate is equal to the current Ten-Year Treasuries plus a percentage ranging from 0.25% to 1.00%, subject to a minimum rate of 2.5%. Accordingly, in the third paragraph, please remove the word "minimum" when describing the Guaranteed Withdrawal Rate calculation.

24. The Guaranteed Annual Withdrawal Amount appears to be calculated based on contributions, not account value. If true, please revise the assumptions in the first example on page 17 of the prospectus to assume contributions of $100,000.

25. The prospectus states that the Company applies the Guaranteed Withdrawal Rate to the first $100,000 contributed *during each participation year* and the Guaranteed Withdrawal Overage Rate to contributions in excess of the first $100,000 *during each participation year*. The second example on page 17 of the prospectus depicts the Guaranteed Withdrawal Overage Rate being applied to $1,200 of contributions applied during the participation year. Please reconcile.

26. Please disclose the current Guaranteed Withdrawal Overage Rate in the prospectus.

Contract Features and Benefits – Personal Income Benefit – Ratchet Base and the Annual Ratchet (pp. 17-18)

27. The prospectus states that the Ratchet Base initially equals contributions to the investment options and is recalculated on each participation date anniversary. Please also disclose that the Ratchet Base is increased each time a contribution is made under the Certificate by the amount of the contribution.

28. "Ratchet increase" is defined on page 17 as the difference between the prior Ratchet Base and the increased Ratchet Base multiplied by a weighted average of the previous Guaranteed Withdrawal Rates and Guaranteed Withdrawal Overage Rates. Accordingly, please revise the formula for the Guaranteed Annual Withdrawal Amount calculation on

page 16 of the prospectus, which states that the Guaranteed Annual Withdrawal Amount will equal contributions at the applicable rate plus any Ratchet increase *multiplied by a weighted average* of the rates previously applied. This suggests that the ratchet amount added to the Guaranteed Annual Withdrawal Amount will have the weighted average of the applicable rates applied twice.

29. When stating that the weighted average is determined by dividing the Guaranteed Annual Withdrawal Amount by the Ratchet Base, please clarify that this latter amount is the Ratchet Base prior to the increase.

30. In the second paragraph, please explain why it is less likely that a participant will receive a Ratchet increase after Guaranteed Annual Withdrawal Amount payments begin (*e.g.*, the payments will reduce the account value; the account value will not increase from contributions).

31. It seems that the calculation of the ratchet increase to the Guaranteed Annual Withdrawal Amount can be described in simple terms as the increase in the Ratchet Base multiplied by a factor determined by dividing the Guaranteed Annual Withdrawal Amount by the Ratchet Base. If true, then please simplify the disclosure relating to the weighted average concept in accordance with plain English principles. In particular, please remove conceptual references to the weighted average of prior Guaranteed Withdrawal Rates and Guaranteed Withdrawal Overage Rates. A more detailed discussion of the weighted average calculation may be included in the Statement of Additional Information.

32. In the last paragraph, please state in the example that the $3,274.50 is the new Guaranteed Annual Withdrawal Amount.

Contract Features and Benefits – Personal Income Benefit – Electing to Take Your Guaranteed Annual Withdrawal Amount (p. 18)

33. Please disclose the Company's procedures when receiving a contribution from a participant after Guaranteed Annual Withdrawal Amount payments begin.

Contract Features and Benefits – Personal Income Benefit – Effect of Early and Excess Withdrawals (pp. 18-19)

34. When discussing the effect of the account value falling to zero prior to electing to begin receiving Guaranteed Annual Withdrawal Amount payments (page 19 of the prospectus), the disclosure states that the certificate will not terminate if the account value is depleted due to a withdrawal that is not an Early Withdrawal. Please specify in the first paragraph under "Effect of Early and Excess Withdrawals" which withdrawals do not qualify as Early Withdrawals. Further, please explain whether hardship withdrawals and refunds of excess contributions are Early Withdrawals. Please reconcile this disclosure with the statement on page 20 of the prospectus that suggests that any withdrawal taken before

Guaranteed Annual Withdrawal Amount payments begin is considered an Early
Withdrawal.

35. Please clarify in the second paragraph that an Excess Withdrawal is caused when more
than the Guaranteed Annual Withdrawal Amount is withdrawn in any participation year
*after the participant has elected to begin receiving Guaranteed Annual Withdrawal
Amount payments*.

36. Please explain what is meant by a refund of excess contributions.

**Contract Features and Benefits – Personal Income Benefit – Effect of Your Account Value
Falling to Zero (p. 19)**

37. If the account value (and Guaranteed Annual Withdrawal Amount) fall to zero due to an
Early Withdrawal, but the Company chooses not to terminate the certificate, please
disclose whether the charge for the Personal Income Benefit will continue to apply.
Further, please specify the circumstances under which the Company would choose not to
terminate the certificate.

**Contract Features and Benefits – Personal Income Benefit – Other Important
Considerations (pp. 19-20)**

38. Please disclose the effect on the Guaranteed Annual Withdrawal Amount of any
forfeiture that may apply.

39. When stating that withdrawals are not considered as annuity payments for tax purposes,
please clarify that withdrawals may result in receipt of taxable income to the participant
under federal and state law.

40. Please explain what is meant by "[t]he Personal Income Benefit terminates upon
annuitization and there is a maximum maturity date." Please disclose that if the
participant chooses to annuitize the certificate other than on the maximum maturity date,
the Personal Income Benefit feature will terminate without value, and the annuity
payments may be lower than the Guaranteed Annual Withdrawal Amount Payments. *See
also* comment 52 below.

Contract Features and Benefits – Death Benefit (p. 20)

41. Please move this section to Section 6 of the prospectus, titled "Payment of Death
Benefit."

**Determining Your Certificate's Value – Your Certificate's Value in the Investment Options
(p. 21)**

42. Please disclose that units are decreased upon the withdrawal of account value to pay plan
operating expenses. Item 10(a)(i) to Form N-4.

43. Please clarify whether "transfers" in the second paragraph refer to transfers among the investment options.

Accessing Your Money – Withdrawing Your Account Value (pp. 24-25)

44. Please revise the introductory paragraph to account for the Personal Income Benefit. More specifically, rather than stating that a participant has several ways to withdraw account value before annuitization, please explain that the certificate is designed for Guaranteed Annual Withdrawal payments to begin at age 65.

45. To avoid investor confusion, please consider removing the table outlining the methods of withdrawal for TSA contracts.

46. Please use consistent terminology throughout the prospectus when describing scheduled withdrawals (e.g., automated payment plan; Maximum payment plan). Similarly, please reconcile the potentially redundant disclosure regarding scheduled withdrawals in the first four paragraphs under "Taking Withdrawals under the Personal Income Benefit" with the discussion under "Maximum payment plan."

47. The second paragraph under "Maximum payment plan" states that if the participant elects annual payments, but has taken a "partial withdrawal" from the "Personal Income Benefit account value" prior to enrollment in the Maximum payment plan, then the payment will equal the difference between the Guaranteed Annual Withdrawal Amount and the previously received withdrawal. Please clarify whether the prior partial withdrawal referenced in this discussion is meant to refer to a prior Guaranteed Annual Withdrawal Amount payment. Similarly, please clarify the term "partial withdrawal" in the fourth and fifth paragraph of this section. Please also clarify whether "Personal Income Benefit account value" and "account value" are distinct terms in the prospectus.

Accessing Your Money – How Withdrawals are Taken From Your Account Value (p. 25)

48. Please state that withdrawals are taken on a pro rata basis *from the investment options.*

Accessing Your Money – Termination of Participation (p. 25)

49. Please explain the legal basis under Section 22(e) of the Investment Company Act of 1940 (the "1940 Act") for paying the account value upon termination to the employer, not the participant.

Accessing Your Money – When to Expect Payments (pp. 25-26)

50. Please clarify that the Company will make payments within seven calendar days after *receipt* of the transaction request.

51. Please provide the legal basis under Section 22(e) of the 1940 Act for delaying payments from certain investment options for up to six months.

Accessing Your Money – Your Annuity Payout Options (pp. 26-27)

52. The prospectus states that annuity payments are based on the account value or cash value at the time of annuitization, and that payments may be less than what would have been received under the Personal Income Benefit feature. Please explain supplementally how the Personal Income Benefit is a guaranteed "lifetime" benefit if it terminates upon annuitization.

53. Please clarify whether annuity payments are based on the account value or cash value.

54. Please revise the redundant disclosure relating to the annuity maturity date on page 27 of the prospectus.

55. Please use consistent terminology throughout the prospectus regarding the maximum maturity date.

Charges and Expenses (p. 28)

56. Please specify the amount of each charge and expense deducted under the certificate as a percentage or dollar figure. Please also briefly describe what is provided in consideration for the charge or expense. Item 6(a) of Form N-4.

57. Please describe how the Company will notify participants if the charge for the Personal Income Benefit increases.

58. Please define the term "contract's forfeiture account" when describing the charge for third-party transfers or rollovers.

59. Please disclose how the check preparation charge will be deducted (*e.g.*, from the amount requested).

Payment of Death Benefit (p. 29)

60. The disclosure states that the beneficiary under a Single Life certificate may elect any death benefit option "described earlier in the prospectus," and the beneficiary under a Joint Life certificate may choose either a death benefit option "described earlier in the prospectus" or Guaranteed Annual Withdrawal Amount payments. To avoid investor confusion, please clarify that under Single Life certificates, the beneficiary will receive a death benefit equal to the account value, and under Joint Life certificates the beneficiary can choose to receive a death benefit equal to the account value or continue the certificate and the Guaranteed Annual Withdrawal Amount payments.

61. The prospectus identifies the possible death benefit options if Guaranteed Annual Withdrawal Amount payments had been elected prior to the date of death. If true, please state that if Guaranteed Annual Withdrawal Amount payments had not been elected by the date of death, then the beneficiary would receive a death benefit equal to the account value (*i.e.*, the Guaranteed Annual Withdrawal Amount is not available).

62. If true, please clarify that the "5-year rule" means the beneficiary will receive Guaranteed Annual Withdrawal Amount payments through the end of the calendar year which contains the fifth anniversary of the participant's death. Please explain whether the payments will be increased if necessary to ensure that the entire account value is paid out within this time period.

63. Please revise the sixth bullet under the Personal Income Benefit to clearly state that if the beneficiary takes any partial withdrawals in addition to RMD payments, the partial withdrawals will be treated as Excess Withdrawals if they exceed the Guaranteed Annual Withdrawal Amount.

64. Footnote 4 to the fee table states that a portion of the Personal Income Benefit charge compensates the Company for providing the death benefit. As the death benefit is equal to the account value, please explain supplementally the costs incurred by the Company in providing this death benefit.

More Information – About the General Account (pp. 33-34)

65. Please remove the disclosure stating that the Company has been advised that the staff of the SEC has not reviewed the portions of the prospectus that relate to the general account.

66. Please revise the last sentence of this section to state that disclosure relating to the general account is subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

More Information - Dates and Prices at Which Certificate Events Occur (p. 34)

67. Please disclose the Company's procedure for processing initial contributions pursuant to Rule 22c-1 of the 1940 Act, including whether the Company applies the "two-day/five-day" rule.   Please describe any procedures for processing incomplete applications or instructions.

Appendix – Condensed Financial Information

68. Please confirm supplementally that condensed financial information has not been provided for any subaccount offered under the contract because no such subaccount had commenced operations as of the date of the prospectus. Alternatively, if any subaccount has been previously made available under any other contract offered through the same separate account (*e.g.*, the other contract also has the same underlying fund option and no

daily asset charge), then please include in the prospectus the accumulation unit values and number of accumulation units outstanding for each such subaccount from the date of its inception (or for ten years, if less). *See* Instruction 1 to Item 4(a) of Form N-4.

STATEMENT OF ADDITIONAL INFORMATION

69. Please update the date of the Statement of Additional Information and the date of the prospectus referenced in the first paragraph.

PART C

70. Please file the variable annuity contract and application as exhibits to the registration statement.

71. Please provide powers of attorney that relate specifically to the registration statement as required by Rule 483(b) of the Securities Act of 1933.

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Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.

In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.

Sincerely,

/s/ Elisabeth Bentzinger

Elisabeth Bentzinger
Senior Counsel